Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 harrypangas@eversheds-sutherland.com

July 20, 2017

VIA EDGAR

James E. O’Connor

Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	KCAP Financial, Inc.
Registration Statement on Form N-2
File No. 333-218596

Dear Mr. O’Connor and Ms. Churko:

On behalf of KCAP Financial, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 30, 2017, July 7, 2017 and July 18, 2017 relating to the Company’s Registration Statement on Form N-2 (File No. 333-218596) (the “Registration Statement”) filed with the Commission on June 8, 2017.

The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) filed concurrently with this letter.

Legal Comments

Comment No. 1: Please confirm, if applicable, that an up-to-date power of attorney has been filed with the Registration Statement.

Response: The Company confirms that an up-to-date power of attorney was included on the signature page of the Registration Statement.

Comment No. 2: Reference is made to footnote 7 to the “Calculation of Registration Fee” table on the cover page of the Registration Statement. The Staff notes that the securities on the Company’s prior shelf registration statement were registered on May 23, 2013 (the “Prior Effective Date”), thus exceeding the three-year limit on offerings and sales of Rule 415(a)(5). Please confirm to us that no offers and sales have been made by the Company off such shelf registration statement more than three years after the Prior Effective Date.

U.S. Securities and Exchange Commission Division of Investment Management July 20, 2017 Page 2

Response: The Company confirms that no offers and sales were made pursuant to the Company’s prior shelf registration statement more than three years after the Prior Effective Date.

Comment No. 3: Reference is made to the “Prospectus Summary” on page 1 of the Registration Statement. Please clearly and prominently disclose in the prospectus included in the Registration Statement that the Company’s investments in the residual interests of CLO funds are riskier than direct investments in the non-investment grade loans held by the CLO funds. In addition, please disclose the increased risks associated with the Company’s investments in the residual interests of CLO funds given that highly leverage nature of the CLO funds in which the Company typically invests.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 1, 47 and 73 of the Amended Registration Statement.

Comment No. 4: We note the reference to a “$710,000 tax return of capital” on page 6 and elsewhere in the Registration Statement. Please delete the word “tax” when referring to such term in the Registration Statement. Please disclose here the total distributions paid by the Company for each of its last three fiscal years and the amounts and/or percentages of those distributions that were returns of capital. Please also explain why the book and tax accounting characterizations of the Company’s distributions may differ. In addition, please provide all distribution information, including returns of capital, on a book basis. See Item 4.1.c.3 of Form N-2.

Response: The Company has replaced all references to “tax return of capital” in the Registration Statement with the words “return of capital.” See pages 6 and 78 of the Amended Registration Statement. In addition, given that the requested disclosure regarding the total distributions paid by the Company for each of the last three years, including the amounts of those distributions that were returns of capital, and the reasons why book and tax accounting characterizations of the Company’s distributions may differ are already contained in the section entitled “Price Range of Common Stock and Distributions” and Note 8. “Distributable Taxable Income” to the Company’s audited financial statements included in the Registration Statement, the Company does not believe that it is necessary to repeat such information in the “Prospectus Summary” section. Finally, the Company confirms that all distribution information, including returns of capital information, set forth in the Registration Statement are presented on a book basis.

Comment No. 5: Reference is made to the mention of the Company’s previously identified “material weakness in internal control over financial reporting” on page 6 of the Registration Statement. Please provide appropriately detailed disclosure about this weakness in internal controls.

Response: The Company advises the Staff that the above-referenced material weakness related to the 2014 fiscal year and that since such time the Company has received two “clean” internal control audit opinions from its independent registered public accounting firm (i.e., for the fiscal years ended December 31, 2015 and 2016). As a result, the Company has removed the stale reference to it from the Registration Statement.

Comment No. 6: Reference is made to the “Fees and Expenses” table on page 12 of the Registration Statement. As per the disclosure on page 122 of the Registration Statement, please include the $15.00 DRIP shares sale transaction fee referenced therein in the “Other expenses” line item to the “Fees and Expenses” table and add the following information regarding the DRIP to footnote 3 to the “Fees and Expenses” table:

U.S. Securities and Exchange Commission Division of Investment Management July 20, 2017 Page 3

The expenses of the dividend reinvestment plan are included in “other expenses.” The plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds. For additional information, see “Distribution Reinvestment Plan.”

See instruction 4 to Item 3 of Form N-2.

Response: The Company has revised the disclosure in the Amended Registration Statement to include the above-referenced footnote. The Company has not included the $15 transaction fee in the line item disclosure under “Dividend reinvestment plan fees,” however, because it believes that such line-item disclosure would only confuse investors. The $15 transaction fee is assessed on the aggregate proceeds sold by the plan administrator on behalf of a given stockholder who instructs the sale in the future and not on a per share basis. So the impact of the $15 transaction fee could vary significantly depending on the number of shares sold by the stockholder in the future and the price of that sale, and may bear little to no relationship to the price in the offering. For example, disclosing a $15 transaction fee as a shareholder transaction expense on a $10 per share offering price may lead investors to believe that the $15 transaction fee is assessed on a per share basis. This disclosure would be particularly confusing to an investor, say, who purchased 1,000 shares in the offering and later sold those shares for $10,000 in aggregate proceeds pursuant to the DRIP. The impact of the $15 transaction fee to this investor would be 1.5% per share (or 0.15% of the sale proceeds), but not the 150% per share seemingly presented in the line-item disclosure. As a result, instead of including the $15 transaction fee in the line-item disclosure, the Company will reference the fee in the footnote disclosure so investors will have the information and context they need to understand how the fee would apply to the aggregate proceeds in a future sale pursuant to the DRIP.

Comment No. 7: Reference is made to the “Selected Financial and Other Data” table on page 14 of the Registration Statement. Please disclose how “weighted average yield of income producing debt investments” is calculated and that it is higher than what investors will receive from the Company in the form of distributions on the shares of the Company’s common stock because such figure does not reflect expenses incurred by the Company or the sales load paid by the Company’s stockholders. Please also disclose, immediately below this line item, the Company’s “total return based on net asset value” and “total return based on market value.” Please also describe briefly how these two numbers are calculated and that they do not reflect any sales load that may be paid by the Company’s investors. The Staff notes that this comment applies globally throughout the document where “weighted average yield of income producing debt investments” is referenced.

Response: The Company has added disclosure in the Amended Registration Statement relating to how it calculates the “weighted average interest rate on income producing debt investments” and that such figure is higher than what investors will receive from the Company in form of distributions on the shares of the Company’s common stock because it does not reflect expenses incurred by the Company or the sales load paid by the Company’s stockholders. In addition, the Company has included the additional requested disclosure. See pages 4, 14, 50, 55, 59 and 76 of the Amended Registration Statement.

Comment No. 8: Reference is made to the section entitled “Risk Factors” on page 16 of the Registration Statement. Is the risk factor entitled “Uncertainty about the financial stability of the United States, China and several countries in the European Union could have a significant adverse effect on our business, financial condition and results of operations” a principal risk for a business development company such as the Company?

Response: The Company has deleted the above-referenced risk factor.

U.S. Securities and Exchange Commission Division of Investment Management July 20, 2017 Page 4

Comment No. 9: Reference is made to the section entitled “Risk Factors” on page 19 of the Registration Statement. In the risk factor entitled, “Our Asset Manager Affiliates may incur losses . . . ,” please strike the words “if applicable” from the last sentence thereof.

Response: The Company has complied with this comment. See page 18 in the Amended Registration Statement.

Comment No. 10: Reference is made to the section entitled “Risk Factors” on page 21 of the Registration Statement. Does the Company intend to take any steps to increase the cited asset coverage ratio of 203% as of March 31, 2017?

Response: The Company advises the Staff that it is managing its asset coverage ratio through the maintenance of sufficient liquidity to enable it to redeem, repurchase or otherwise retire its debt securities as necessary to remain in compliance with the 200% asset coverage requirement under the Investment Company Act of 1940. In this regard, during the second quarter of 2017 we redeemed $6.5 million of the Company’s debt securities. In addition, the Company is seeking to enter into an arrangement with a third party pursuant to which the parties would seek to securitize their existing loan investments to generate cash. The Company would use the cash proceeds from the securitization transaction to reduce its outstanding indebtedness.

Comment No. 11: Reference is made to the section entitled “Risk Factors” on page 22 of the Registration Statement. Under the risk regarding pending legislation, please strike “assets” in the third line and replace it with the words “gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities.”

Response: The Company has revised the disclosure accordingly. See page 22 of the Amended Registration Statement.

Comment No. 12: Reference is made to the final risk factor on page 26 of the Registration Statement, which is entitled, “We will be subject to corporate-level U.S. federal income taxes if we are unable to qualify as a RIC under Subchapter M of the Code.” The last sentence of the first bullet provides: “If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income taxes.” The Staff notes that a RIC does not lose qualification as a RIC by failing to satisfy the distribution requirement – it loses the ability to deduct the amount distributed.

Response: The Company respectfully believes the disclosure is accurate as it states that the Company would fail to qualify for “RIC tax treatment,” not that it would fail to qualify as a RIC. Notwithstanding such fact, the Company has revised the disclosure to clarify that it “could fail to qualify for taxation as a RIC under subchapter M of the Code” if it were unable to obtain cash from other sources. See page 26 of the Amended Registration Statement. The Company also notes that the consequences of failing to satisfy the minimum distribution requirement are much broader than merely losing the ability to deduct the amount distributed.

Comment No. 13: Reference is made to the risk factor on page 27 of the Registration Statement, which is entitled, “Proposed regulations may impact our ability to qualify as a RIC if we do not receive timely distributions from our CLO investments.” Please make clear and prominent that, as appears to be the case, most of the CLOs in which the fund invests will be in tax haven foreign countries and that the CLOs themselves will be subject to the complicated PFIC tax regime. In addition, the Staff notes that the Code provides no basis for a conclusion that non-distributed Subpart F income is qualifying income, so please update the disclosure accordingly.

Response: The Company has added the requested disclosure as an additional risk factor except as noted in the following sentences. The Company respectfully notes that the location of the CLOs in so-called “tax haven foreign jurisdictions” is irrelevant to the determination of whether such CLOs are PFICs or CFCs and is therefore irrelevant from a disclosure standpoint. In light of the foregoing, the Company has not added the requested disclosure. Further, as noted in the response to Comment No. 14 below, the Company believes that the Code does provide a basis for a conclusion that non-distributed Subpart F income is qualifying income and, as a result, the Company has not added this disclosure.

U.S. Securities and Exchange Commission Division of Investment Management July 20, 2017 Page 5

Comment No. 14: The same risk factor on page 27 of the Registration Statement includes a statement that, under current law, the Company believes that the income inclusions from a CLO that is a QEF or a CFC would be “good income.” The Staff notes that this belief does not appear to be valid. As you note, the Treasury and IRS have recently published proposed regulations (REG-123600-15) concerning corporations seeking to qualify as a “regulated investment company,” as defined in Subchapter M of the Internal Revenue Code. Specifically, the proposed regulations, if finalized, would clarify that subpart F and PFIC inclusions in income are neither “dividends” nor other qualifying income under Section 851(b) of the Internal Revenue Code in the absence of a distribution. You should note, however, that the preamble to the proposed regulations states that the distribution requirement is unambiguous under Section 851, notwithstanding that the IRS has previously issued private letter rulings to RICs concluding otherwise. Please revise the risk disclosure to address the risk created by the plain language of current law.

Response: The Company respectfully disagrees with the proposed comment. Section 851(b)(2) provides that, in order to qualify as a RIC for U.S. federal income tax purposes, a company must, among other things, derive in each taxable year at least 90% of its gross income from certain sources (“Qualifying Income”) including dividends and “other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies” (“Other Income”). Section 851(b) provides that:

For purposes of [section 851(b)(2)], there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.

Pursuant to this provision, income included by a RIC in its gross income under section 951(a)(1)(A)(i) or 1293(a) will be treated as a dividend that is Qualifying Income if such income is distributed to the RIC in the same taxable year in which the RIC included the income. The Code is silent as to whether income included under section 951(a)(1)(A)(i) or 1293(a) will be Qualifying Income if not distributed to the RIC in the same taxable year. The IRS has issued numerous private rulings in which it determined that such income would be Qualifying Income whether or not distributed in the same taxable year. Presumably, it viewed such income as Other Income. While these rulings are binding only on the taxpayers to whom they are issued, the Company believes these rulings correctly interpret current law. There is no policy reason why amounts included under section 951(a)(1)(A)(i) or 1293(a) should be Qualifying Income only if distributed currently. Where a RIC has included such income under section 951(a)(1)(A)(i) or 1293(a), distributions of such income to the RIC are not taxable regardless of whether they are distributed currently or in future years. In addition, the income included under section 951(a)(1)(A)(i) or 1293(a) increases the shareholder’s basis in the stock of the PFIC or CFC so as to prevent double taxation of such amounts in the event the stock is sold prior to distribution. In other words, the income inclusion under section 951(a)(1)(A)(i) or 1293(a) is simply a substitute for a dividend or gain and is appropriately treated as Other Income that is Qualifying Income. Given the great weight of regulatory practice as well as the plain language of the Other Income provision, we believe that the proposed regulation would represent a change in current law (and that the IRS may lack authority to issue such regulation since it is inconsistent with the Other Income provision).

In light of the foregoing, the Company believes that the current disclosure is accurate as drafted.

U.S. Securities and Exchange Commission Division of Investment Management July 20, 2017 Page 6

Comment No. 15: Reference is made to the final risk factor on page 28, beginning “The subordinated notes…” In the first sentence, please insert “, which” after the first reference to “the Issuer.”

Response: The Company has revised the disclosure accordingly. See page 29 of the Amended Registration Statement.

Accounting Comments

Comment No. 16: Reference is made to the example included within the section entitled “Fees and Expenses” on page 12. Please confirm the numbers within the example. The Staff calculates different amounts. In addition, please explain why, if the sales load can be estimated for the example, it cannot also be estimated within the fee table.

Response: The Company has updated the expense example numbers in the fee table to reflect that the 1, 3, 5 and 10 year numbers are $148, $338, $528 and $1,004, respectively. In addition, the Company has removed the reference to the estimated sales load from the “Example” calculation and the corresponding prospectus supplement will restate the example to reflect the applicable sales load in the event that shares to which this Prospectus relates are sold to or through underwriters.

Comment No. 17: Reference is made to the table on page 69 that depicts the composition of shareholder distributions on a per share basis. The fifth line references “Cash distributed to the Company by Asset Manager Affiliates in excess of their taxable earnings” and the sixth line references “Cash received from CLO Equity Investments in excess of taxable earnings.” Please explain how this cash distribution and cash received, as listed in the fifth and sixth lines of the table, is accounted for in the Company’s financial statements and explain whether it represents a capital contribution.

Response: The Company advises the Staff on a supplemental basis that from time to time the Company receives cash distributions from the Asset Manager Affiliates. Distributions received by the Company out of the tax basis earnings and profits of the Asset Manager Affiliates are accounted for as “Dividends from Asset Manager Affiliates” on the Consolidated Statement of Operations. To the extent that any such distribution exceeds available tax basis earnings and profits of the Asset Manager Affiliates, such excess portion of the distribution is treated as a return of capital and reflected as a reduction in the cost basis of the Company’s investment in Asset Manager Affiliates on its consolidated balance sheet. The Company also notes that, all other things being equal, since the Company’s investment in the Asset Manager Affiliates is carried at fair value, a reduction in the cost basis for the return of capital results in an unrealized gain in the Consolidated Statement of Operations.

U.S. Securities and Exchange Commission Division of Investment Management July 20, 2017 Page 7

The Company advises the Staff on a supplemental basis that “Cash received from CLO equity investments in excess of taxable earnings” represents the portion of cash distributions received by the Company on CLO equity investments in excess of the amounts that are taxable to the Company. On page F-49 in note 7 regarding “Distributable Taxable Income,” the Company discloses the difference between the amount of investment income recognized on a GAAP basis (under the effective interest method pursuant to ASC 325-40) and the amount recognized on a tax basis. The table on page 69 of the Amended Registration Statement has been provided by the Company in order to give investors additional information concerning the cash distributions received from CLO equity investments, which will differ from the GAAP and tax basis of those investments. Pursuant to ASC 325-40, under the effective interest method, cash distributions received from a CLO equity investment in excess of the income recognized under the effective interest method are reflected as a reduction to the cost basis of the underlying CLO equity investment.

Comment No. 18: Reference is made to the Portfolio Companies table on page 84. With respect to CSM Bakery Solutions Limited, please explain supplementally if this security (a) is fair valued, (b) whether it is a Level 2 or Level 3 investment, and (c) explain the valuation.

Response: The Company advises the Staff on a supplemental basis that as of March 31, 2017 CSM Bakery Solutions Limited (a) was “fair valued” by the Company’s board of directors, (b) was a Level 3 investment and (c) was “fair valued” based on the income approach.

Comment No. 18(a): Why was CSM Bakery categorized as a Level 3 investment at March 31, 2017?  The Staff understands that there were observable inputs for that security as of that date.  Also, please provide the Staff with a detailed explanation of the income approach.

Response: Accounting Standards Codification 820, Fair Value Measurements and Disclosures establishes a three-level hierarchy (i.e., Level 1, Level 2 and Level 3) based upon the observability of the inputs to the fair value measurement of an investment as of the measurement date. Level 3 investments may contain inputs which are both unobservable and observable for the investment and include situations where there is little, if any, market trading activity for the investment. These inputs may be based on the Company’s own assumptions about how market participants would price the investment or observable inputs such as non-binding broker quotes. If such quotes are indicative of actual transactions with reasonable trading volume at or near the valuation date which are not liquidation or distressed sales, relatively more reliance will be put on such quotes to determine fair value. If such quotes are not indicative of market transactions or are insufficient as to volume, reliability, consistency or other relevant factors, such quotes will be compared with other fair value indications and given relatively less weight based on their relevancy. Even if observable market data such as non-binding broker quotes is available for an investment, the investment will be categorized as a Level III investment if any significant data point that is unobservable is used in the valuation of the investment.

Although there were four non-binding broker quotes (all at or around 87.0% of par) available at March 31, 2017 with respect to the Company’s debt investment in CSM Bakery, the Company did not observe any actual market transactions/trades in such investment on or around such date. As a result, the Company put relatively less weight on the relevance on such quotes in determining the fair value of its debt investment in CSM Bakery at March 31, 2017 and such quotes were compared to a present value technique which discounts the estimated contractual cash flows for the investment with discount rates imputed by broad market indices, bond spreads and yields for comparable issuers relative to the investment (the “Income Approach”). For a detailed discussion of the Income Approach, please see Note 2. “Significant Accounting Policies – Investments” to the audited financial statements contained in the Registration Statement.

In addition, the independent valuation firm engaged by the Company’s board of directors to provide it with third party valuation consulting services corroborated the valuation assigned to the debt investment by the Company’s board of directors as of December 31, 2016. Using a combination of the Income Approach, the above-referenced non-binding broker quotes and the valuation work performed by an independent third party, the Company’s board of directors determined that the Company’s debt investment in CSM Bakery should be valued 82% of par at March 31, 2017. Because a significant data point used in the valuation of the investment was unobservable (i.e., the Income Approach), such investment was classified as a Level 3 investment by the Company as of March 31, 2017.

Comment No. 19: Reference is made to footnote 8 of the Portfolio Companies table on page 90. Please consider adding the percentage of qualifying assets as of March 31, 2017 within footnote 8.

Response: The Company has complied with this comment. See page 90 of the Amended Registration Statement.

U.S. Securities and Exchange Commission Division of Investment Management July 20, 2017 Page 8

Comment No. 20: Reference is made to note 2 to the Company’s consolidated financial statements on page F-27, which notes that the Company may invest in money market funds. If the Company invests in money market funds, please confirm whether such money market funds are included in the Company’s schedule of investments. If they are not included therein, please explain.

Response: The Company confirms that investments in money market accounts are included in the Company’s consolidated schedule of investments on page F-12 of the Amended Registration Statement.

Comment No. 21: Reference is made to note 8 to the Company’s consolidated financial statements on page F-50. Please explain how the Company reasonably believes that its assets will provide adequate cover to satisfy all of its unfunded investment commitments. In addition, please list each unfunded commitment separately by portfolio company or borrower within either the Company’s schedule of investments or within a separate schedule included in the notes to the financial statements.

Response: As of March 31, 2017 and December 31, 2016, the Company had approximately $565,000 of commitments to fund investments for both periods. The Company hereby confirms to the Staff that it believes that its assets provide adequate coverage to satisfy all of the Company’s unfunded commitments. The Company can use its cash on hand or liquidate a cash equivalent in order to satisfy any such unfunded commitments. Beginning with the quarter ended June 30, 2017, the Company undertakes to list each unfunded commitment separately by portfolio company or borrower within either the schedule of investments or a separate schedule included in note 8 regarding “Commitments and Contingencies” in the notes to its financial statements.

Comment No. 22: Reference is made to page S-1. Please explain why the financial information presented for the Asset Manager Affiliates is combined as opposed to providing separate financial statements for each of Katonah Debt Advisers, L.L.C. and Trimaran Advisors, L.L.C.

Response: The Company advises the Staff that the financial information for the Asset Manager Affiliates is presented on a combined basis because Katonah Debt Advisers, L.L.C. and Trimaran Advisors, L.L.C. are under common control, have the exact same management teams and are engaged in the exact same line of business and, thus, effectively operate as one entity.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc: Edward U. Gilpin, KCAP Financial, Inc.